Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

August 25, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Correction of Sumitomo Corporation Annual Report 2005.

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

<u>**Correction of Sumitomo Corporation Annual Report 2005**</u>

Please kindly be informed that the following item in Annual Report 2005 should be corrected. We apologize for your inconvenience.

Page 51, Internal Control Project
Background and Objectives of the Project Launch
second paragraph, line 5

<Original>
risk management measures, including a self-**adjusting** system and

<Corrected>
risk management measures, including a self-**auditing** system and

Sincerely yours,

Investor Relations Department
Sumitomo Corporation
Tel: +81-3-5166-3522 Fax: +81-3-5166-6292
E-mail: ir@sumitomocorp.co.jp